SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Communications Systems, Inc.

(Name of Issuer)

Common Stock, $.05 Par Value

(Title of Class of Securities)

203900  10  5

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No. 203900 10 5	13G

1.	Names of Reporting Persons Communication Systems, Inc. Employee Stock Ownership Plan and Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 634,457.108

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 634,457.108

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,457.108

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) EP

Page 3 of 7 Pages

Item 1.
	(a)	Name of Issuer: Communications Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 10900 Red Circle Drive Minnetonka, MN 55343

Item 2.
	(a)	Name of Person Filing: Communication Systems, Inc. Employee Stock Ownership Plan and Trust
	(b)	Address of Principal Business Office or, if None, Residence: 10900 Red Circle Drive Minnetonka, MN 55343
	(c)	Citizenship: Minnesota
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 203900 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________________

Page 4 of 7 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: The ESOP holds 634,457.108 shares and has the voting power described below.
	(b)	Percent of class: 6.8% based on 9,320,475 shares of the Issuer's common stock outstanding as reported in the Issuer's Form 10-Q filed November 1, 2020.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 634,457.108
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 634,457.108

Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

 The Communications Systems, Inc. Employee Stock Ownership Plan ("ESOP") is a tax qualified employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees and their beneficiaries. The ESOP is administered by a third party administrator and the shares owned by the ESOP are held by a third party custodian. Roger H.D. Lacey, Randall D. Sampson and Mark Fandrich serve as the ESOP Trustees as of the date of this Schedule 13G. Exhibit A lists the share ownership of the ESOP Trustees within the ESOP: The ESOP Trustees disclaim beneficial ownership of any shares not allocated to their respective accounts. The number of shares listed as beneficially owned represents the entire number of shares of common stock held by the ESOP as of December 31, 2020.

The ESOP, through the ESOP Trustees, has sole voting power and dispositive power over all unallocated shares held by the ESOP and shares voting power with ESOP beneficiaries for allocated shares. ESOP beneficiaries are entitled to instruct the ESOP Trustees how to vote the shares allocated to their accounts.

 Acting through the ESOP Trustees, the ESOP shares dispositive power over all allocated shares held in the ESOP with participating employees and their beneficiaries. Participating employees and their beneficiaries have the right to determine whether shares allocated to their respective accounts will be tendered in response to a tender offer, but otherwise have no dispositive power.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark Fandrich February 12, 2021
Mark Fandrich, as Trustee

Page 7 of 7 Pages

Exhibit A

Ownership of ESOP Trustees

The ESOP Trustees and their beneficial ownership of shares of common stock of the issuer held within the ESOP.

Name	Beneficial Ownership As ESOP
Participant
Roger H.D. Lacey	7,704.020
Randall D. Sampson	None
Mark Fandrich	6,214.593